SEC FILE NUMBER 001-14793
CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one:)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First BanCorp.

Full Name of Registrant

N/A

Former Name if Applicable

1519 Ponce De León Avenue, Stop 23

Address of Principal Executive Office (Street and Number)

Santurce, Puerto Rico 00908-0146

City, State and Zip Code

PART II —RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First BanCorp. (the Corporation”) was unable to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) without unreasonable effort and expense because of the disclosure requirements applicable to the Corporation’s equity investment in CPG/GS PR NPL, LLC (“CPG”), a privately-held entity. The Corporation is required, for the first time, to file audited financial statements of CPG pursuant to Rule 3-09 of Regulation S-X (“Rule 3-09”). Pursuant to Rule 3-09, the Corporation is entitled to file CPG’s financial statements by the 90th day after the end of CPG’s December 31, 2012 fiscal year; however, if the Corporation does not file CPG’s financial statements at the time the Corporation files its audited financial statements for 2012, the Corporation must include in its audited financial statements the summarized financial information for CPG required by Rule 4-08(g) of Regulation S-X. The Corporation was unable to timely file the Form 10-K with the summarized financial information in its 2012 audited financial statements.

In addition, the Corporation was unable to timely file the Form 10-K because the Corporation is continuing to evaluate its internal control over financial reporting, specifically its evaluation of the controls at FIA Card Services over the servicing of the credit card portfolio that the Corporation acquired in May 2012. The Corporation has not completed its assessment of the design and operation of the controls and procedures relating to the administrative systems and processes being provided by FIA as the servicer of the acquired credit card portfolio.

CPG has advised the Corporation that it expects to provide its audited financial statements to the Corporation no later than the 90th day after the end of CPG’s fiscal year, consistent with the requirements of Rule 3-09 of Regulation S-X applicable to a non-accelerated filer. In addition, the Corporation expects to complete its evaluation of its internal control over financial reporting shortly. Accordingly, the Corporation expects to file the Form 10-K on or prior April 1, 2013, the due date for the CPG financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Orlando Berges	(787)	729-8170
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In its earnings release dated February 5, 2013 and furnished in a Current Report on Form 8-K dated February 5, 2013, the Corporation reported net income of $29.8 million for the year ended December 31, 2012, compared to a net loss of $82.2 million for the year ended December 31, 2011. The Corporation does not anticipate any changes to the results of operations reported in the February 5, 2013 earnings release.

The improvement in 2012, as compared to 2011, primarily reflects: (i) a decrease of $115.9 million in the provision for loan and lease losses driven by a lower migration of loans to non-performing and/or adversely classified categories, improvements in historical loss rates led by a lower charge-off activity, and the overall decrease in the size of the portfolio; and (ii) an increase of $68.2 million in net interest income mainly achieved through reductions in the cost of funding and the contribution of the $406 million credit card portfolio acquired in May 2012 (carrying value of $359.6 million, net of discount of $18.3 million, as of December 31, 2012). These variances were partially offset by (i) a decrease of $58.6 million in non-interest income mainly due to a lower gain on sales of investment securities and mortgage loans as the previous year included the impact of certain deleveraging strategies executed to preserve capital, and (ii) equity in losses of unconsolidated entities of $19.3 million, a negative variance of $15.0 million compared to 2011. In addition, non-interest expenses increased by $16.8 million, mainly driven by expenses related to the acquired credit card portfolio and by increases in employees’ compensation and benefits expense.

First BanCorp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 19, 2013	By	/s/ Orlando Berges
		Name:	Orlando Berges
		Title:	Executive Vice President and Chief Financial Officer